UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SCIPLAY CORPORATION
(Name of Issuer)

Class A common stock, par value $.001 per share
(Title of Class of Securities)

809087109
(CUSIP Number)

December 31, 2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐          Rule 13d-1(b)

☐          Rule 13d-1(c)

☒          Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	809087109	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS
Light & Wonder, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
103,547,021(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
103,547,021(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,547,021(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
82.4%(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Represents 103,547,021 shares of Class B common stock, par value $.001 per share (the “Class B common stock”), of SciPlay Corporation (“SciPlay Corp”) beneficially owned by Light & Wonder, Inc. (previously known as Scientific Games Corporation) (“LNW”) and an equal number of common units in SciPlay Parent Company, LLC (“SciPlay Parent LLC”) beneficially owned by LNW (the “LLC Interests”). Pursuant to the Amended and Restated Operating Agreement of SciPlay Parent LLC dated as of May 2, 2019 (as amended, supplemented or otherwise modified from time to time, the “SciPlay Operating Agreement”), LNW Social Holding Company I, LLC (“LNW Holding I”) (previously known as SG Social Holding Company I, LLC), an indirect wholly-owned subsidiary of LNW, may require SciPlay Parent LLC to redeem the LLC Interests for shares of Class A common stock, par value $.001 per share (the “Class A common stock”), of SciPlay Corp on a one-for-one basis or, at SciPlay Corp’s option, for a cash payment determined by reference to the arithmetic average of the volume weighted average market prices of one share of the Class A common stock over a specified period prior to the date of redemption for each LLC Interest redeemed. In lieu of such a redemption, SciPlay Corp has the right, at its option, to effect a direct exchange of shares of its Class A common stock and/or cash for the LLC Interests. Shares of Class B common stock will be cancelled for no other consideration on a one-for-one basis whenever LNW Holding I’s LLC Interests are so redeemed or exchanged. The foregoing redemption and/or exchange rights and obligations are referred to herein as the “Redemption / Exchange”. On all matters submitted to a vote of SciPlay Corp stockholders (the “SciPlay Stockholders”), each share of Class B common stock entitles the holder thereof to ten votes per share (for so long as the number of shares of SciPlay Corp’s common stock beneficially owned by LNW Holding I and its affiliates represents at least 10% of SciPlay Corp’s outstanding shares of common stock and, thereafter, one vote per share), and each share of Class A common stock entitles the holder thereof to one vote per share. LNW Holding I owns all outstanding shares of SciPlay Corp’s Class B common stock, which represents 97.9% of the combined voting power of both classes of SciPlay Corp’s outstanding common stock.

(2)
The calculation assumes that there is a total of 125,692,091 shares of Class A common stock outstanding, which is the sum of (i) the 22,145,070 shares of Class A common stock outstanding as of December 31, 2022, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons (as defined below).

CUSIP No.	809087109	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS
Light and Wonder International, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
103,547,021(3)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
103,547,021(3)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,547,021(3)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
82.4%(4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(3)
Represents 103,547,021 shares of Class B common stock of SciPlay Corp beneficially owned by Light and Wonder International, Inc. and an equal number of LLC Interests beneficially owned by Light and Wonder International, Inc. See Footnote 1 for additional information about the Redemption / Exchange and the voting rights of the Class B common stock.

(4)
The calculation assumes that there is a total of 125,692,091 shares of Class A common stock outstanding, which is the sum of (i) the 22,145,070 shares of Class A common stock outstanding as of December 31, 2022, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons.

CUSIP No.	809087109	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS
LNW Social Holding Company II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
103,547,021(5)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
103,547,021(5)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,547,021(5)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
82.4%(6)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(5)
Represents 103,547,021 shares of Class B common stock of SciPlay Corp beneficially owned by LNW Social Holding Company II, LLC and an equal number of LLC Interests beneficially owned by LNW Social Holding Company II, LLC. See Footnote 1 for additional information about the Redemption / Exchange and the voting rights of the Class B common stock.

(6)
The calculation assumes that there is a total of 125,692,091 shares of Class A common stock outstanding, which is the sum of (i) the 22,145,070 shares of Class A common stock outstanding as of December 31, 2022, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons.

CUSIP No.	809087109	SCHEDULE 13G/A

1	NAMES OF REPORTING PERSONS
LNW Social Holding Company I, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
103,547,021(7)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
103,547,021(7)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
103,547,021(7)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
82.4%(8)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(7)
Represents 103,547,021 shares of Class B common stock of SciPlay Corp beneficially owned by LNW Social Holding Company I, LLC and an equal number of LLC Interests beneficially owned by LNW Social Holding Company I, LLC. See Footnote 1 for additional information about the Redemption / Exchange and the voting rights of the Class B common stock.

(8)
The calculation assumes that there is a total of 125,692,091 shares of Class A common stock outstanding, which is the sum of (i) the 22,145,070 shares of Class A common stock outstanding as of December 31, 2022, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons.

Item 1.

(a)	Name of Issuer:
SciPlay Corporation
(b)	Address of Issuer’s Principal Executive Offices:
6601 Bermuda Road, Las Vegas, NV 89119

Item 2.

(a)	Name of Person Filing: Light & Wonder, Inc. Light and Wonder International, Inc. LNW Social Holding Company II, LLC LNW Social Holding Company I, LLC

This Amendment No. 1 to Schedule 13G is being filed on behalf of the following (each, a “Reporting Person” and, together, the “Reporting Persons”): LNW, Light and Wonder International, Inc., a Delaware corporation, LNW Social Holding Company II, LLC (previously known as SG Social Holding Company II, LLC), a Nevada limited liability company (“LNW Holding II”), and LNW Holding I. LNW is the sole stockholder of Light and Wonder International, Inc., which is the sole member of LNW Holding II, which is the sole member of LNW Holding I.

On May 7, 2019, SciPlay Corp completed an initial public offering (“IPO”) of a minority interest in SciPlay Corp. Pursuant to the IPO, LNW Holding I and SG Social Holding Company, LLC, a Nevada limited liability company (“SG Holding”), acquired all of the outstanding shares of Class B common stock and an equal number of LLC Interests.

In connection with an internal reorganization, (i) on March 31, 2022, SG Holding merged with and into LNW Holding I, with LNW Holding I as the surviving entity, and (ii) on April 4, 2022, LNW Gaming, Inc. (previously known as SG Gaming, Inc.) transferred 100% of the outstanding equity interests in LNW Holding II to Light and Wonder International, Inc. As a result, (i) LNW Holding I currently beneficially owns all of the outstanding shares of Class B common stock and an equal number of LLC Interests and (ii) LNW Gaming, Inc. ceased to be a beneficial owner of more than five percent of outstanding shares of Class B common stock, ceased to indirectly own any LLC Interests and is no longer a Reporting Person.

Pursuant to the SciPlay Operating Agreement, LNW Holding I may require SciPlay Parent LLC to redeem the LLC Interests for shares of Class A common stock on a one-for-one basis or, at SciPlay Corp’s option, for a cash payment determined by reference to the arithmetic average of the volume weighted average market prices of one share of the Class A common stock over a specified period prior to the date of redemption for each LLC Interest redeemed. In lieu of such a redemption, SciPlay Corp has the right, at its option, to effect a direct exchange of shares of its Class A common stock and/or cash for the LLC Interests.

Shares of Class B common stock will be cancelled for no other consideration on a one-for-one basis whenever LNW Holding I’s LLC Interests are so redeemed or exchanged. On all matters submitted to a vote of the SciPlay Stockholders, each share of Class B common stock entitles the holder thereof to ten votes per share (for so long as the number of shares of SciPlay Corp’s common stock beneficially owned by LNW Holding I and its affiliates represents at least 10% of SciPlay Corp’s outstanding shares of common stock and, thereafter, one vote per share), and each share of Class A common stock entitles the holder thereof to one vote per share. LNW Holding I owns all outstanding shares of SciPlay Corp’s Class B common stock, which represents 97.9% of the combined voting power of both classes of SciPlay Corp’s outstanding common stock.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 13, 2023, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence for each of the Reporting Persons:

Light & Wonder, Inc. - 6601 Bermuda Road, Las Vegas, NV, 89119
Light and Wonder International, Inc. - 6601 Bermuda Road, Las Vegas, NV, 89119
LNW Social Holding Company II, LLC - 6601 Bermuda Road, Las Vegas, NV, 89119
LNW Social Holding Company I, LLC - 6601 Bermuda Road, Las Vegas, NV, 89119

(c)	Citizenship:
Light & Wonder, Inc. - Nevada Light and Wonder International, Inc. - Delaware LNW Social Holding Company II, LLC - Nevada LNW Social Holding Company I, LLC - Nevada
(d)	Title of Class of Securities: Class A common stock, par value $.001 per share

(e)	CUSIP Number: 809087109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)
☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.

The following information is provided as of December 31, 2022:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: LNW is the sole stockholder of Light and Wonder International, Inc., which is the sole member of LNW Holding II, which is the sole member of LNW Holding I.

	1.	Light & Wonder, Inc.
		a.	Amount beneficially owned: 103,547,021
Percent of class: 82.4%(9)
Number of shares as to which the person has:

		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 103,547,021
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 103,547,021
2.	Light and Wonder International, Inc.
	a.	Amount beneficially owned: 103,547,021
	b.	Percent of class: 82.4%(9)
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 103,547,021
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 103,547,021
3.	LNW Social Holding Company II, LLC
	a.	Amount beneficially owned: 103,547,021
	b.	Percent of class: 82.4%(9)
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 103,547,021
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 103,547,021
4.	LNW Social Holding Company I, LLC
	a.	Amount beneficially owned: 103,547,021
	b.	Percent of class: 82.4%(9)
	c.	Number of shares as to which the person has:
		i.	Sole power to vote or to direct the vote: 0
		ii.	Shared power to vote or to direct the vote: 103,547,021
		iii.	Sole power to dispose or to direct the disposition of: 0
		iv.	Shared power to dispose or to direct the disposition of: 103,547,021

(9)
The calculation assumes that there is a total of 125,692,091 shares of Class A common stock outstanding, which is the sum of (i) the 22,145,070 shares of Class A common stock outstanding as of December 31, 2022, and (ii) the 103,547,021 shares of Class A common stock issuable upon the Redemption / Exchange of the LLC Interests beneficially owned by the Reporting Persons.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

In connection with an internal reorganization, on April 4, 2022, LNW Gaming, Inc. transferred 100% of the outstanding equity interests in LNW Holding II to Light and Wonder International, Inc. As a result, LNW Gaming, Inc. ceased to be a beneficial owner of more than five percent of outstanding shares of Class B common stock and is no longer a Reporting Person.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2023

Light & Wonder, Inc.
By:	/s/ Matthew R. Wilson
Name: Matthew R. Wilson
Title: President and Chief Executive Officer

Light and Wonder International, Inc.
By:	/s/ Matthew R. Wilson
Name: Matthew R. Wilson
Title: President and Chief Executive Officer

LNW Social Holding Company II, LLC
By:	/s/ Matthew R. Wilson
Name: Matthew R. Wilson
Title: President

LNW Social Holding Company I, LLC
By: LNW Social Holding Company II, LLC, its sole
member
By:	/s/ Matthew R. Wilson
Name: Matthew R. Wilson
Title: President

Exhibit Index

Exhibit 1          Agreement of Joint Filing as required by Rule 13d-1(k)(1) under the Act.